

June 18, 2012

Via E-mail
Mr. H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

>   **Re: URS Corporation**
>   **Form 10-K**
>   **Filed February 27, 2012**
>   **File No. 1-7567**

Dear Mr. Hicks:

   We have reviewed your response dated May 29, 2012 and have the following comments.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 30, 2011

Risk Factors, page 18

1. We have read your response to comment 1 in our letter dated May 2, 2012. In future filings, please clarify the risk factor on page 32 to state, if true, that no significant amount of net assets are currently restricted under existing legal and contractual provisions. Alternatively, quantify the amount of restricted net assets, if material.

Management's Discussion and Analysis, page 40

Subsequent Events, page 67

2. We have read your response to comment 2 in our letter dated May 2, 2012. Please tell us why you are using US$1.24 billion as the numerator in the investment test, as we note the Form 8-K filed February 21, 2012 indicates the purchase price will be US$1.5 billion. Regarding the asset test, please tell us why you are including only the "net assets" from

joint ventures that may be required to be consolidated instead of total assets, and why an adjustment is required under US GAAP for the capital lease assets.

Liquidity, page 66

3. We have read your response to comment 3 in our letter dated May 2, 2012. Please quantify for us the amount of the $109.6 million of "Accruals of performance-based incentive awards to be billed upon client acknowledgement" at December 30, 2011 that was actually billed in the quarter ended March 30, 2012. We note the costs and accrued earnings in excess of billings on contracts balance continued to increase in the first quarter of 2012, whereas sales decreased relative to the quarter ended December 30, 2011. Also, you have told us that such accruals have no negative effect on cash flows, but it appears that uncollected revenue does in fact have an adverse impact on cash flows since if the ratio of net accounts receivable to quarterly sales was held constant between December 30, 2011 and March 30, 2012, the positive cash flow impact would have approximated $100 million, enabling you to generate positive operating cash flows for the quarter instead of a deficit. We also note that DSO is increasing, but you indicate on page 67 of the Form 10-K that the change is primarily due to the timing of payments. Further, the disclosure on page 45 of the Form 10-Q only quantifies the increase in the components of net accounts receivable but does not explain what actually changed. For example, you could identify, if true, changes in aging due to customer liquidity problems, changes in contractual payment/billing terms or changes in the frequency/materiality of customer disagreements. In any case, please tell us and revise future filings accordingly to provide explanation in MD&A relative to the March 30, 2012 balances. In this regard, your disclosure should begin similar to "The ratio of our net accounts receivable to quarterly sales increased from 96% at April 1, 2011 to 105% at March 30, 2012 (or 100% at December 30, 2011) because…"

Critical Accounting Policies and Estimates, page 76

4. We have read Appendix A in response to comment 5 in our letter dated May 2, 2012, and note especially the table of EBIT on page A-5. Please supplementally provide to us actual EBIT for each of the four groups for the 2011 fiscal year, as well as the first quarter of 2012.

Form 10-Q for the period ended March 30, 2012

Note 14. Commitments and Contingencies, page 26

5. We have read your response to comment 7 in our letter dated May 2, 2012. Please confirm you will update your disclosure to also provide the specific factors that prevent you from reasonably estimating a range of potential loss regarding the Bolivian Mine Services Agreement discussed on page 28.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief